Exhibit 99.3

RISK FACTORS

An investment in our securities involves risks. We urge you to consider carefully the risks described below before making an investment decision, including those risks identified under “Item 3.D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and any other reports that we subsequently file with the SEC. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Related to the Ordinary Shares

The price of our ordinary shares may decline and fall below the minimum bid price requirement required by the Nasdaq Listing Rules, including Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A)(iii) which could result in our ordinary shares being delisted from The Nasdaq Capital Market. A delisting of our ordinary shares from The Nasdaq Capital Market could adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of ordinary shares or obtain accurate quotations as to the market value of our ordinary shares and the price and value of our ordinary shares.

Our ordinary shares are currently listed on The Nasdaq Capital Market and on Euronext Brussels. Continued listing of a security on The Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for The Nasdaq Capital Market impose a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing price for our ordinary shares must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing price of $1.00 per ordinary share for the preceding 30 consecutive trading days, we will receive a deficiency letter from the staff of Nasdaq, or the Staff. The Staff may provide us with a 180-calendar day grace period to regain compliance with the bid price requirement. If we are unable to regain compliance with the bid price requirement within the 180-calendar day grace period or if no grace period is made available to us, we may be delisted from The Nasdaq Capital Market unless we implement a reverse share split. However, there can be no assurance that we will be able to implement a reverse share split, and, as a Belgian company, any reverse share split would require approval by our shareholders at an extraordinary general meeting, which we may not obtain on a timely basis or at all, so there can be no assurance that we will be able to regain compliance with the bid price requirement. We currently do not have plans to implement a reverse share split with respect to our ordinary shares.

Additionally, in the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearings Panel or take other measures to preserve the listing of our ordinary shares on The Nasdaq Capital Market, but these measures and any appeal may not be successful. Additionally, if our ordinary shares have a closing bid price of $0.10 or less for ten consecutive trading days, the Staff must issue a delisting determination to us and no grace period to regain compliance will be provided.

If our ordinary shares are delisted from The Nasdaq Capital Market, our ordinary shares may be eligible to trade in the United States on an over-the-counter quotation system, where an investor may find it more difficult to sell our ordinary shares or obtain accurate quotations as to the market value of our ordinary shares. We cannot ensure that our ordinary shares, if delisted from The Nasdaq Capital Market, will be listed on any national securities exchange in the United States or quoted on an over-the-counter quotation system.

In the event we are delisted from The Nasdaq Capital Market, the only established trading market for our ordinary shares in the United States would be eliminated. Although our ordinary shares would remain listed on Euronext Brussels, U.S. investors may be unable or unwilling to trade on that exchange, and trading there is conducted in euros. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our ordinary shares. Delisting would likely also reduce the visibility, liquidity, and value of our ordinary shares, reduce institutional investor interest in our company, and may increase the volatility of our ordinary shares. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our ordinary shares are listed on a national securities exchange, such as Nasdaq, our ordinary shares will also likely be subject to the regulations and restrictions regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our ordinary shares in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our ordinary shares. If our ordinary shares are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced. Delisting from The Nasdaq Capital Market would also likely limit the range and attractiveness of strategic alternatives that we are able to consider, adversely affect our ability to raise additional capital through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities, and/or negatively affect the value and liquidity of our ordinary shares.